UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 26, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AngloGold's Tropicana Produces First Gold Ahead of Schedule and on Budget**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

26 September 2013

AngloGold's Tropicana Produces First Gold Ahead of Schedule and on Budget

(Press Release - Johannesburg) – AngloGold Ashanti is pleased to announce that the Tropicana Gold Mine in Western Australia began production today ahead of schedule and within budget, adding new ounces at below the company's current average cost structure and so improving the overall quality of its portfolio.

"We've taken Tropicana all the way from discovery through development and now into production", Graham Ehm, AngloGold Ashanti's Executive Vice President: Australia, Group Planning & Technical, said. "To pour gold ahead of schedule and within budget is a rare feat in this industry and it's a significant milestone for us and Independence Group, our partner."

"We've been able to incorporate innovation into our approach to everything from environmental management to the design of our mining systems and the processing plant. We have also engaged with the local community to provide employment as well as opportunities for local businesses, with contracts worth more than A$30 million per annum awarded to Aboriginal businesses."

Located 330km east-northeast of Kalgoorlie in Western Australia, Tropicana was originally forecast to begin production in the fourth quarter of this year. The focus will now be on achieving a smooth ramp up of the processing plant to nameplate throughput capacity of 5.5 million tonnes per annum within three months. AngloGold Ashanti, the project manager and operator, owns a 70% stake in Tropicana and Independence Group (IGO) owns the remaining 30%.

IGO Managing Director Chris Bonwick has thanked AngloGold Ashanti, its employees and the contractors for completing the project safely, on budget and ahead of schedule.

"This is a significant milestone for the Tropicana Gold Project and the culmination of a tremendous amount of hard work by the joint venture manager, AngloGold Ashanti, and the contractors who assisted with building the project and those who are now operating the mine," he said.

The estimated capital expenditure for the project remained unchanged at between A$820-A$845 million on a 100% basis. In the first three years the new mine will average production of between 470,000 – 490,000 ounces per annum (100% project) at cash costs of between A$590/oz - A$630/oz.

 "What we've found and now built, is a tier-one asset which we believe only scratches the surface of a new gold district," AngloGold Ashanti Chief Executive Officer Srinivasan Venkatakrishnan said. "Our initial focus is finding additional mineralisation close to the plant, while testing the promising targets in our joint venture tenement."

In Tropicana and also Kibali in the Democratic Republic of Congo, AngloGold Ashanti has two new mines that have started production in the space of days with a combined attributable annual production of as much as 600,000oz from next year. As project capital expenditure declines, the management team will focus on realising about $460m in combined savings from corporate overheads and exploration activities next year, compared with 2012. A project is also underway to remove as much as $500m in direct operating-cost savings from operations over about 18 months. AngloGold Ashanti owns 45% of Kibali.

Tropicana (100%) has Total Mineral Resources of 118 million tonnes grading 2.08 grams/tonne for 7.89 million ounces and an Ore Reserve of 57.1 Mt at 2.12 g/t for 3.90 Moz (*see AngloGold Ashanti website at* www.anglogoldashanti.com *for details of the Mineral Resource and Ore Reserve*)*.

Background Information

Viewed as the most significant Australian gold discovery of the past decade, Tropicana was discovered in 2005 after AngloGold Ashanti Australia followed up an unexplained gold-in-soil anomaly IGO had recognised in public domain regional data collected in the 1990s.

AGAA subsequently discovered the Havana and Boston Shaker deposits which, with the Tropicana deposit, define a northeast trending mineralised corridor spanning a width of 1.2 km and a length of 5 km.

The joint venture now holds approximately 10,500 square kilometres of tenements in what is recognised as a new gold province.

The project was approved by the joint venture partners in November 2010, when it also received Federal and State environmental approvals. Construction of the processing plant began in late 2011, after completion of a new 220 km road from Pinjin to the site.

Open pit mining of the Havana Starter Pit began in July 2012. The operation will be based on open pit mining of the Tropicana, Havana and Boston Shaker deposits, and a pre-feasibility study considering the trade-off between open pit and underground mining of the Havana Deeps ore body is due for completion at year end.

Tropicana has a life of more than 10 years and average annual production (100% project) over the life of the operation is forecast to be 330,000 – 350,000oz pa at an average cash cost of A$710/oz-A$730/oz.

SPONSOR: UBS South Africa (Pty) Limited
ENDS

Contact

Media

	Tel:	E-mail:
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Andrea Maxey (Investors & Media)	+61 8 9425 4603/ +61 400 072 199	amaxey@anglogoldashanti.com.au
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

Disclaimer

Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

*JORC Compliance:

The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Mark Kent has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Mark Kent consents to the release of this resource based on the information in the form and context in which it appears.

The information in this report that relates to Ore Reserves is based on information compiled by Salih Ramazan, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Salih Ramazan has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Salih Ramazan consents to the release of this resource based on the information in the form and context in which it appears.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 26, 2013

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary